EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Maxygen, Inc. for the registration of up to $150,000,000 of its Common Stock, Preferred Stock, Debt Securities, Warrants and Units and to the incorporation by reference therein of our reports dated March 13, 2007 with respect to the consolidated financial statements of Maxygen, Inc., Maxygen, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Maxygen, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California
May 14, 2007